Exhibit 99.48

FOR IMMEDIATE RELEASE

Millennial Esports Provides Fans a Unique Chance to Win a US$30k Gaming Rig

In celebration of World’s Fastest Gamer Partnership with sim racing experts Allinsports, esports racers will compete head to head on Allinsports eRacer sim rig

TORONTO, August 15, 2019 — Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF) - Ten of the world’s elite esports racers will race aboard Allinsports gaming rigs as part of the upcoming World’s Fastest Gamer Grand Final tour as Millennial Esports reveals the first of several new partners for the second season of the leading esports racing competition.

The ten gamers will do battle in real-life and virtual competitions to decide who will earn a full-time real-world race seat valued at more than US$1million. The World’s Fastest Gamer winner will compete at some of the most famous tracks in the world in 2020.

The virtual competitions will be raced aboard the Allinsports eRacer gaming rig – a US$30,000 esports cockpit that will also soon be driven by a fan of the World’s Fastest Gamer competition.

“We’re delighted to welcome Allinsports as the latest partner for the World’s Fastest Gamer competition and look forward to unveiling more of the top brands in the coming months,” World’s Fastest Gamer founder and Millennial Esports Corp President and CEO, Darren Cox said.

A social media competition run on the World’s Fastest Gamer Facebook, Twitter, and Instagram channels will provide one fan with their very own Allinsports eRacer rig.

The social media competition will commence on Sunday, August 18 and run for seven days – coming to a close to coincide with the World’s Fastest Gamer qualifying race on the rFactor2 sim racing platform.

“The quality of the hardware on the eRacer system is incredible – the wheel, the seat, the pedals – the entire package,” said Cox. We’ll use these gaming rigs for our ten finalists to help us discover who is this year’s World’s Fastest Gamer. I’m hoping that our social media winner will use this amazing tool to go on to challenge for a position in next year’s competition.”

Allinsports was founded by Formula 1 engineers who worked at the highest level of this pinnacle of motorsport. Since 2008, when track testing was almost totally restricted, AIS entered into the professional driver training industry on a full-time basis.

Over the past eight years, thousands of hours of development and driver training have been carried out to create the Allinsports eRacer.

AIS has been a technical partner of the Ferrari Driver Academy since its inception in 2009, a technical partner to Ferrari in simulator development, run advanced training simulator programs for the majority of racing formulas, as well as being a manufacturer of simulators.

“We have major teams around the world using our professional simulators daily, and we’re hoping our partnership with World’s Fastest Gamer will play a key role in helping these young gamers make the transition from virtual to reality,” said AIS President, Anton Stipinovich.

In addition to manufacturing simulators from its base in Italy, Allinsports also now have a simulator centre in Miami, which is regularly used by professional drivers including World’s Fastest Gamer judge, Juan Pablo Montoya.

Montoya will be joined on the judging panel for World’s Fastest Gamer by the winner of series one, Rudy van Buren. The Dutchman won a role as a Formula 1 simulator driver for McLaren after winning the opening season of World’s Fastest Gamer.

Potential finalists are now chasing the chance to race their way into the World’s Fastest Gamer finals via the rFactor2 sim platform.

An online time trial is taking place on the Sebring International Raceway course through to August 18. The top 20 racers will then do battle in the live-streamed 40-minute race on August 24 to decide the rFactor2 qualifier who will contest the World’s Fastest Gamer Grand Final.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact

Gavin Davidson

Millennial Esports

gdavidson@millennialesports.com

705.446.6630